SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo 401(k) Plan for Salaried Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The PepsiCo 401(k) Plan for Salaried Employees:

We have audited the accompanying Statements of Net Assets Available for Benefits of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) as of December 31, 2003 and 2002, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

New York, New York

June 22, 2004

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statements of Net Assets Available for Benefits

As of December 31, 2003 and 2002

(dollars in thousands)

	2003	2002
Assets
Investments, at fair value:
Plan interest in Master Trust	$1,759,332	$1,553,210
Participant loans	29,347	28,384

Total investments	1,788,679	1,581,594
Contributions receivable	—	439

Total assets	1,788,679	1,582,033
Accrued expenses	—	85

Net Assets Available for Benefits	$1,788,679	$1,581,948

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

(dollars in thousands)

Additions to Net Assets
Investment income:
Net appreciation in fair value of investments	$224,733
Interest and dividends	19,665
Interest from participant loans	1,842

Net investment income	246,240
Participant contributions	75,086

Total additions to net assets	321,326

Deductions from Net Assets
Distributions to participants	116,620
Administrative expenses	112

Total deductions from net assets	116,732

Net increase in net assets before transfers from other plans	204,594
Net transfers from other plans	2,137

Net increase in net assets	206,731
Net assets available for benefits at beginning of year	1,581,948

Net assets available for benefits at end of year	$1,788,679

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

Note 1 — Description of the Plan

The following brief description of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

In the beginning of 2002, the PepsiCo 401(k) Plan was separated into The PepsiCo 401(k) Plan for Salaried Employees and The PepsiCo 401(K) Plan for Hourly Employees for administrative purposes. The Plan provides a program under which eligible employees may accumulate funds on a pretax basis for long-term retirement savings. All employees classified as full time are immediately eligible after their first day of service. Part time employees who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees are not eligible to participate in this Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has an employee stock ownership plan (the ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. These funds are intended to qualify as stock bonus plans under Internal Revenue Code Section 401(a) and employee stock ownership plans under Internal Revenue Code Section 4975(e)(7) and ERISA Section 407(d)(6). Both the ESOP and the profit-sharing portions of the Plan are intended to constitute a single plan under Treasury Regulation Section 1.414(l)-l(b)(1).

PepsiCo, Inc. (the Company) maintains sponsorship of the Plan and has appointed the Senior Vice President and Treasurer as the Executive Pension Officer. Overall responsibility for administering the Plan rests with the Company’s Pension Administration Committee. The Company’s Pension Administration Committee has appointed Fidelity Management Trust Company as the trustee and Fidelity Institutional Retirement Services Company as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets.

Contributions

Each year, participants are allowed to contribute up to 50% percent of their earnings, in whole percentage increments. Under the Internal Revenue Code, the maximum allowable pre-tax contribution for employees during 2003 was $12,000. However, the Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the plan year and are making the maximum contribution are eligible to make an additional catch-up contribution. These participants may elect to contribute from 1% to 25% of their salary as a catch-up contribution. Under the Internal Revenue Code,

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

the maximum allowable catch-up contribution was $2,000 for 2003.

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the Sanford Bernstein Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000.

In 2003 and 2002, the Plan did not allow for employer matching contributions.

Investment Elections

Barclays Small Cap Equity Index Fund

This fund invests in stocks included in the Russell 2000 Index, which represents the performance of stocks of small U.S. companies with average market value of $500 million. The fund seeks to approximate the composition and total return of the Russell 2000 Index.

Barclays Mid Cap Equity Index Fund

This fund invests in stocks included in the Standard & Poor’s (S&P) Mid Cap 400 Index, which represents the performance of stocks of medium U.S. companies with market value between $300 million and $5 billion. The fund seeks to approximate the composition and total return of the S&P Mid Cap 400 Index.

Barclays Total US Equity Index Fund

This fund invests in stocks included in the Wilshire 5000 Index, which represents the performance of stocks of small, medium and large companies across all U.S. industries with average market value of $15 billion. The fund seeks to approximate the composition and total return of the Wilshire 5000 Index.

Fidelity BrokerageLink

Fidelity BrokerageLink allows a participant to open a Fidelity brokerage account. Through this account, participants have access to global capital markets, such as publicly traded stocks, corporate debt obligations, U.S. government agency bonds, U.S. Treasury bills, foreign debt and equity securities, mortgage securities, certificates of deposit, unit investment trusts and mutual funds. A monthly investment service fee is charged to the account. This investment allows a participant to directly manage their retirement savings.

Mutual Fund Window

The Mutual Fund Window is comprised of over 70 publicly traded mutual funds. Several funds within this window carry a short-term trading fee. This investment product allows a participant to make selections from mutual funds.

PepsiCo Common Stock Fund

This fund pools participants’ contributions to buy shares of PepsiCo common stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is an employee stock ownership plan and participants are paid quarterly cash dividends. The quarterly dividends are used

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

to purchase additional shares of PepsiCo common stock or, if elected, are paid to the participants.

PepsiCo ESOP Preferred Stock Fund

The PepsiCo ESOP Preferred Stock Fund is a frozen fund. No contributions or transfers into this fund may be made, but amounts may be transferred out daily. The fund primarily holds shares of PepsiCo preferred stock and holds a small amount of short-term investments to provide the fund with liquidity to make distributions. The fund is an employee stock ownership plan and participants are paid quarterly cash dividends. The quarterly cash dividends are used to purchase additional shares of PepsiCo preferred stock or, if elected, are paid to the participants.

Sanford Bernstein Security Plus Fund

This fund consists of U.S. Treasury bonds, corporate bonds, mortgage-backed securities, investment in insurance companies (guaranteed investment contracts and pooled separate accounts with insurance companies) and cash equivalents. The insurance contracts are stated at contract value (representing contributions made, plus earnings, less withdrawals and administrative expenses) which approximates fair value. There are no reserves against contract value for credit risk of the contract issuer. The yield and interest rate for the total of all contracts averaged 5.16% for the year ended December 31, 2003 and 6.07% for the year ended December 31, 2002. The interest rates are based on formulas agreed upon with the issuers.

State Street Bond Index Fund

This fund invests in the U.S. investment grade bond market, which includes U.S. Treasury bonds, corporate bonds, mortgage-backed securities and other fixed-income investments. The investment objective of the fund is to match the total rate of return of the Lehman Brothers Aggregate Bond Index.

State Street International Equity Index Fund

This fund invests in approximately 1,000 stocks in 20 countries in Europe, Australia, Asia and the Far East, representing approximately 60% of the total market value of traded equities in those countries. To facilitate liquidity, the fund may hold up to 20% of its value in international equity index futures. The fund seeks to match the performance of the Morgan Stanley Capital International EAFE (Europe, AustralAsia and The Far East) Index.

Vanguard Large Cap Equity Index Fund

This fund invests in stocks included in the S&P 500 Index, which represents the performance of stocks of large U.S. companies with market value of approximately $25 billion. The fund also holds short-term investments to provide liquidity and seeks to achieve a total return similar to the S&P 500 Index.

Participant Accounts

Each participant account is credited with participant contributions and an allocation of fund earnings or losses. As noted, certain participant accounts are charged with short-term trading and/or monthly investment service fees.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

Vesting

Participants are immediately vested in their contributions and fund earnings or losses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their balance, net of any outstanding loans. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. Further, employees who had three loans outstanding in the Quaker Salaried Plan are allowed to maintain the third loan until it is paid off. The loans are funded from the participant’s account, reducing the account balance by the loan amount. Loan terms range from one to five years for personal loans and up to fifteen years for loans related to the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a regular payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were 4,637 loans outstanding at December 31, 2003 with an average interest rate of 6.1% and with maturities through 2018.

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59 ½. Hardship distributions are allowed for purchasing or making repairs or improvements to a primary residence, financing the higher education of the participant or the participant’s family member, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, the participant may elect to start receiving benefits or rollover their account balance into another qualified plan. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions, fund earnings and losses as of each valuation date. If a distribution is in an amount greater than $5,000, the participant can elect to receive the amount in a lump sum or annual installments. The period of annual installments may not be longer than the participant’s life expectancy. Distributions under $5,000 are in the form of a lump sum.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA. In the event that the Plan is terminated, the Company’s Pension Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Certain reclassifications were made to prior year amounts to conform to the 2003 presentation. Tabular dollars are in thousands.

Investment Valuation and Income Recognition

With the exception of the Sanford Bernstein Security Plus Fund, Fidelity BrokerageLink, PepsiCo Common Stock Fund, and loan funds, the investment in each fund is valued in units by the fund manager based on quoted market values of net assets held by the fund. Investment contracts in the Sanford Bernstein Security Plus Fund are valued in units and stated at contract value, which approximates fair value. Short-term investments in the Sanford Bernstein Security Plus Fund are recorded at cost, which approximates fair value. The values of the PepsiCo Common Stock Fund and the Fidelity BrokerageLink accounts are based on quoted market prices. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2003 and 2002, there were no such differences.

Note 3 — Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Long Term Savings Master Trust (PepsiCo Master Trust) to maximize administrative efficiencies. Each participating savings plan has an undivided interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 74% at December 31, 2003 and 2002.

PepsiCo Master Trust

	December 31, 2003	December 31, 2002
Investments, at fair value:
Cash and cash equivalents	$ 32,430	$ 33,215
PepsiCo common and preferred stock	1,102,409	1,084,905
Common and preferred stock	57,080	29,315
Mutual funds	768,354	585,603
Government securities	29,542	1,926
Corporate bonds	170,886	598
Investment in insurance companies	—	282,588
Commingled trust funds (indexed funds)	103,098	66,409
Mortgages	122,440	—

	$2,386,239	$2,084,559

Year ended December 31, 2003
Investment income:
Net appreciation in fair value of investments:
PepsiCo common and preferred stock	$108,250
Common and preferred stock	16,254
Mutual funds	137,881
Government securities	1,653
Corporate bonds	8,428
Investment in insurance companies	159
Commingled trust funds	20,869
Mortgages	6,039

299,533
Interest and dividends	26,497

Net investment income	$326,030

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

Note 4 — Net Transfers from (to) Other Plans

Certain participants transferred assets into or out of the Plan from other Company sponsored qualified Plans as follows:

Assets received from The PepsiCo 401(k) Plan for Hourly Employees	$1,050
Assets received from the SOBE 401(k) Plan	1,194
Assets transferred to The PepsiCo 401(k) Plan for Hourly Employees	(107)

Net transfers from other plans	$2,137

Note 5 — Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances.

Note 6 — Risks and Uncertainties

The Plan provides for investment options in funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various fund options. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements.

Note 7 — Tax Status

The Plan’s latest determination letter, in which the IRS stated that the Plan was in compliance, is dated August 14, 1995. The Plan has been amended since receiving the determination letter. The Company’s Pension Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The Company filed for a new determination letter in February 2002. As of the date of this report, the IRS had not issued the new determination letter.

Note 8 — Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The Plan had 13,665,705 shares of the Company’s common stock valued at $637,095,148 at December 31, 2003 and 15,213,412 shares of the Company’s common stock valued at $642,310,248 at December 31, 2002 in the PepsiCo Master Trust. The Plan also had 544,110 shares of the Company’s preferred stock valued at $125,880,807 at December 31, 2003 and 615,829 shares of the Company’s preferred stock valued at $129,026,526 at December 31, 2002 in the PepsiCo Master Trust. These transactions qualify as exempt party-in-interest transactions.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

There have been no known prohibited transactions with a party-in-interest.

Note 9 — Subsequent Event

On April 5, 2004, the Company introduced a matching contribution up to 8% of eligible pay based on years of service. The matching Company contribution will be invested in the PepsiCo Common Stock Fund and participants will be restricted from selling those shares invested in this fund for two years from the end of the year in which the match was made. Participants will be fully vested in these contributions after three years of service with the Company.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

As of December 31, 2003

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, par, or maturity value	Cost	Current value
Participant Loans*	Participant loan fund (4,637 loans outstanding with an average rate of interest of 6.1%)	$—	$29,347

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2004	THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III, Senior Vice President and Treasurer & Executive Pension Officer

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2003 and 2002

Index to Exhibit

EXHIBIT NUMBER

23.1	KPMG Consent of Independent Registered Public Accounting Firm